Exhibit 99

(Magna logo)
                                                     Magna International Inc.
                                                     337 Magna Drive
                                                     Aurora, Ontario L4G 7K1
                                                     Tel  (905) 726-2462
                                                     Fax  (905) 726-7164

                               Press Release

              Magna Announces Second Quarter and Year to Date Results

August 6, 2003, Aurora, Ontario, Canada......Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the second quarter and six month period ended June 30, 2003.



    -------------------------------------------------------------------------

                               SIX MONTHS ENDED        THREE MONTHS ENDED
                           ------------------------  ------------------------
                             June 30,    June 30,      June 30,   June 30,
                              2003         2002          2003       2002
                           ----------  ------------  ----------- ------------

    Sales                   $  7,614    $  6,394      $  3,848     $  3,273

    Net income(1)           $    336    $    312      $    174     $    159
    Net income from
     operations(2)          $    336    $    323      $    174     $    170

    Diluted earnings
     per share(1)           $   3.41    $   3.33      $   1.76     $   1.63
    Diluted earnings
     per share from
     operations(2)          $   3.41    $   3.45      $   1.76     $   1.81

    -------------------------------------------------------------------------

    (1) Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

    (2) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

         Net income from operations for the six months and three months ended June 30, 2002 is based on net income but excludes an ownership dilution loss of $11 million from public subsidiary share issuances. Diluted earnings per share from operations for the six months and three months ended June 30, 2002 is based on diluted earnings per share and calculated using 90.8 million and 91.0 million diluted shares outstanding, respectively, but excludes the ownership dilution loss described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

         For more information see notes 3 and 5 to the Second Quarter Consolidated Financial Statements attached.
    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------


    THREE MONTHS ENDED JUNE 30, 2003
    --------------------------------

    The Company posted sales of $3.8 billion for the second quarter ended
June 30, 2003, an increase of 18% over the second quarter of 2002. The higher sales level in the second quarter of 2003 reflects increases of 31% in European content per vehicle and 23% in North American content per vehicle over the comparable quarter in 2002. European content per vehicle increased $67 for the second quarter ended June 30, 2003, of which $55 was due to the strengthening of the euro and British pound against the U.S. dollar. North American content per vehicle increased $97 for the second quarter ended June 30, 2003, of which $28 was due to the strengthening of the Canadian dollar against the U.S. dollar. During the second quarter of 2003, North American vehicle production declined approximately 9% and European vehicle production remained substantially unchanged from the comparable period.
    The Company earned net income from operations for the quarter ended June 30, 2003 of $174 million, representing an increase over the comparable quarter of 2% or $4 million. Net income for the quarter ended June 30, 2003 was $174 million.
    Diluted earnings per share from operations were $1.76 for the quarter ended June 30, 2003, compared to $1.81 for the quarter ended June 30, 2002. Diluted earnings per share for the second quarter of 2003 reflects an increase in net income offset by a higher average number of diluted shares outstanding substantially due to the Donnelly acquisition, which added approximately
5.2 million shares in the fourth quarter of 2002. Diluted earnings per share for the quarter ended June 30, 2003 were $1.76.
    The Company generated cash from operations before changes in non-cash working capital of $350 million and invested $291 million in non-cash working capital in the second quarter of 2003. Total investment activities for the second quarter of 2003 were $253 million, including $196 million in automotive fixed assets, $15 million in fixed asset additions at Magna Entertainment Corp. ("MEC"), and $42 million in other assets.
    Belinda Stronach, Magna's President and Chief Executive Officer stated:
"We posted strong second quarter results, despite a significant decline in North American vehicle production and continued costs to support the unprecedented amount of business launching this year. In addition, we continue to be awarded a significant amount of new business from our customers that is expected to lead to continued content growth in the future."

    SIX MONTHS ENDED JUNE 30, 2003
    ------------------------------

    Sales for the six months ended June 30, 2003 were $7.6 billion, an increase of 19% over the six months ended June 30, 2002. The higher sales level for the first six months of 2003 reflects increases of 32% in European content per vehicle and 18% in North American content per vehicle over the first six months of 2002. European content per vehicle increased $68 for the six months ended June 30, 2003, of which $53 was due to the strengthening of the euro and British pound against the U.S. dollar. North American content per vehicle increased $77 for the six months ended June 30, 2003, of which $22 was due to the strengthening of the Canadian dollar against the U.S. dollar. During the first six months of 2003, North American vehicle production declined approximately 4% and European vehicle production increased approximately 1% from the comparable period.
    The Company earned net income from operations for the six months ended June 30, 2003 of $336 million, representing an increase over the six months ended June 30, 2002 of 4% or $13 million. Net income for the six months ended June 30, 2003 was $336 million.
    Diluted earnings per share from operations were $3.41 for the six months ended June 30, 2003, compared to $3.45 for the six months ended June 30, 2002. Diluted earnings per share for the six months ended June 30, 2003 were $3.41.
    During the six months ended June 30, 2003, the Company generated cash from operations before changes in non-cash working capital of $680 million and invested $236 million in non-cash working capital. Total investment activities for the first six months of 2003 were $415 million, including $311 million in automotive fixed assets, $28 million in fixed assets at MEC, and $76 million in other assets.

    OTHER MATTERS
    -------------

    The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended June 30, 2003. The dividend of U.S. $0.34 per share is payable on September 15, 2003 to shareholders of record on August 29, 2003.
    The Company also announced today that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") have accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid effected through the facilities of the TSX and NYSE. The Company's bid will commence on August 12, 2003, and will expire no later than August 11, 2004. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on August 12, 2003 and ending on August 22, 2003, two (2) business days following the August 19, 2003 date of the Company's special meeting of shareholders (or two (2) business days following any adjournment or postponement thereof) to consider and, if deemed advisable by the Company's shareholders, pass the special resolution relating to the spin-off of MI Developments Inc. ("MID"). All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2003, the Company had 94,664,801 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 90,074,455 Class A Subordinate Voting Shares. The Company had previously initiated a normal course issuer bid on August 12, 2002 which expires on August 11, 2003. Under this prior bid, the Company purchased for cancellation an aggregate of 33,900 Class A Subordinate Voting Shares and paid an average price of Cdn.$97.3759 for each such share.

    2003 OUTLOOK
    ------------

    For the third quarter of 2003, the Company expects average dollar content per vehicle to range between $510 and $525 in North America and between $330 and $345 in Europe. In addition, the Company has assumed that third quarter 2003 vehicle volumes will be approximately 3.7 million units in both North America and Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the third quarter of 2003 to be between $3.4 billion and $3.6 billion and diluted earnings per share from operations to be in the range of $1.05 to $1.25.
    The Company expects full year 2003 average dollar content per vehicle to range between $500 and $520 in North America and between $300 and $320 in Europe. Further, the Company is forecasting 2003 production volumes of approximately 15.9 million units in North America and approximately
16.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year 2003 to range from $14.0 billion to $14.8 billion, compared to 2002 automotive sales of $12.4 billion. In addition, diluted earnings per share from operations for 2003 are expected to be in the range of $6.20 to $6.55.
    In addition, the Company expects that full year 2003 spending for fixed assets for its automotive business will be approximately $800 million, compared to $791 million in 2002.
    Last month, the Company announced that, subject to shareholders' approval, it proposes to spin off to its shareholders 100% of MID. The expected reduction in diluted earnings per share from operations associated with the spin-off of MID has not been reflected in the 2003 outlook above.
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.
    Magna has approximately 74,000 employees in 206 manufacturing operations and 47 product development and engineering centres in 22 countries.
    Magna will hold a conference call for interested analysts and shareholders to discuss the second quarter results and other developments on Wednesday, August 6, 2003 at 5:30 p.m. EDT. The number to use for this call is 1-800-428-5596. The number for overseas callers is 1-416-641-6659. Please call in 10 minutes prior to the conference call. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Belinda Stronach, President and Chief Executive Officer.

For further information:  Please contact Vincent Galifi or Louis Tonelli at
905) 726-7100.  For teleconference questions, please call (905) 726-7103.

    This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual Information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)
    -------------------------------------------------------------------------
                                   Six months ended      Three months ended
                                 June 30,    June 30,    June 30,    June 30,
                          Note      2003        2002        2003        2002
    -------------------------------------------------------------------------

    Sales:
      Automotive                $  7,156    $  6,017    $  3,660    $  3,145
      Magna Entertainment Corp.      458         377         188         128
    -------------------------------------------------------------------------
                                   7,614       6,394       3,848       3,273
    -------------------------------------------------------------------------

    Automotive costs and
     expenses:
      Cost of goods sold           5,884       4,931       2,997       2,569
      Depreciation and
       amortization                  238         202         120         103
      Selling, general and
       administrative                482         372         247         192
      Interest income, net            (7)          -          (4)         (1)
      Equity income                   (7)        (11)         (3)         (7)
    Magna Entertainment Corp.
     costs and expenses              436         343         188         126
    -------------------------------------------------------------------------
    Operating income - automotive    566         523         303         289
    Operating income - Magna
     Entertainment Corp.              22          34           -           2
    -------------------------------------------------------------------------
    Operating income                 588         557         303         291
    Other loss               3         -         (11)          -         (11)
    -------------------------------------------------------------------------
    Income before income taxes
     and minority interest           588         546         303         280
    Income taxes                     202         190         103          98
    Minority interest                 50          44          26          23
    -------------------------------------------------------------------------
    Net income                  $    336    $    312    $    174    $    159
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Preferred Securities
     and other paid-in capital  $    (10)   $    (16)   $     (6)   $     (7)
    Foreign exchange loss on
     the redemption of the
     4.875% Convertible
     Subordinated
     Debentures              5         -         (11)          -         (11)
    -------------------------------------------------------------------------
    Net income available to
     Class A Subordinate
     Voting and Class B
     Shareholders                    326         285         168         141
    Retained earnings,
     beginning of period           2,570       2,217       2,696       2,290
    Dividends on Class A
     Subordinate Voting
     and Class B Shares              (64)        (57)        (32)        (28)
    Adjustment for change
     in accounting policy
     related to goodwill     2         -         (42)          -           -
    -------------------------------------------------------------------------
    Retained earnings,
     end of period              $  2,832    $  2,403    $  2,832    $  2,403
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
        Basic                   $   3.41    $   3.37    $   1.76    $   1.64
        Diluted                 $   3.41    $   3.33    $   1.76    $   1.63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share    $   0.68    $   0.68    $   0.34    $   0.34
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period (in millions):
        Basic                       95.6        84.5        95.7        85.5
        Diluted                     95.9        90.8        96.0        86.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)
    -------------------------------------------------------------------------
                                   Six months ended      Three months ended
                                 June 30,    June 30,    June 30,    June 30,
                          Note      2003        2002        2003        2002
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                  $    336    $    312    $    174    $    159
    Items not involving
     current cash flows              344         281         176         144
    -------------------------------------------------------------------------
                                     680         593         350         303
    Changes in non-cash
     working capital                (236)        150        (291)         71
    Increase in deferred revenue       2          69           2          68
    -------------------------------------------------------------------------
                                     446         812          61         442
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Automotive fixed asset
     additions                      (311)       (240)       (196)       (131)
    Magna Entertainment Corp.
     fixed asset additions           (28)        (34)        (15)        (20)
    Purchase of subsidiaries           -          (3)          -          (2)
    Decrease (increase) in
     investments                       4          (3)          3          (4)
    Increase in other assets         (76)        (61)        (42)        (48)
    Proceeds from disposition
     of investments and other         11          16           6           7
    -------------------------------------------------------------------------
                                    (400)       (325)       (244)       (198)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Net repayments of debt           (51)       (103)        (44)        (50)
    Issues of subordinated
     debentures by
     subsidiaries            4       211           -         145           -
    Repayments of
     debentures'
     interest
     obligations                      (3)        (12)         (2)         (2)
    Preferred Securities
     distributions                   (13)        (12)         (7)         (5)
    Issues of Class A
     Subordinate Voting
     Shares                            6          19           4           3
    Issues of shares by
     subsidiaries                     12         144          12         143
    Dividends paid to
     minority interests               (7)         (6)         (4)         (3)
    Dividends                        (64)        (57)        (32)        (28)
    -------------------------------------------------------------------------
                                      91         (27)         72          58
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                120          33          87          34
    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash equivalents
     during the period               257         493         (24)        336
    Cash and cash equivalents,
     beginning of period           1,227         890       1,508       1,047
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period              $  1,484    $  1,383    $  1,484    $  1,383
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)
    -------------------------------------------------------------------------
                                                            June    December
                                                             30,       31,
                                                  Note      2003      2002
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                           $  1,484    $  1,227
    Accounts receivable                                    2,589       2,140
    Inventories                                            1,045         918
    Prepaid expenses and other                               104          84
    -------------------------------------------------------------------------
                                                           5,222       4,369
    -------------------------------------------------------------------------
    Investments                                              127         114
    Fixed assets, net                                      4,835       4,415
    Goodwill, net                                  2         489         467
    Future tax assets                                        176         176
    Other assets                                             672         601
    -------------------------------------------------------------------------
                                                        $ 11,521    $ 10,142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                   $    200    $    272
    Accounts payable                                       2,348       2,040
    Accrued salaries and wages                               349         312
    Other accrued liabilities                                231         199
    Income taxes payable                                      18          62
    Long-term debt due within one year                        45          51
    -------------------------------------------------------------------------
                                                           3,191       2,936
    -------------------------------------------------------------------------
    Deferred revenue                                          92          92
    Long-term debt                                           426         366
    Debentures' interest obligation                          250         106
    Other long-term liabilities                              205         186
    Future tax liabilities                                   356         325
    Minority interest                              3         896         710
    -------------------------------------------------------------------------
                                                           5,416       4,721
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                  7
      Class A Subordinate Voting Shares
       (issued: 94,592,026; December 31,
        2002 - 94,477,224)                                 2,492       2,487
      Class B Shares
       (convertible into Class A Subordinate
        Voting Shares)
       (issued: 1,096,509)                                     1           1
    Preferred Securities                                     277         277
    Other paid-in capital                                     66          64
    Retained earnings                                      2,832       2,570
    Currency translation adjustment                          437          22
    -------------------------------------------------------------------------
                                                           6,105       5,421
    -------------------------------------------------------------------------
                                                        $ 11,521    $ 10,142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    -------------------------------------------------------------------------
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  Basis of Presentation

        The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2003 and 2002.

    2.  Goodwill and Other Intangible Assets

        In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants ("CICA") for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ("Decoma") U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ("Intier") Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

    3.  Other Loss

        In April 2002, Magna Entertainment Corp. ("MEC") completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

    4.  Debentures Issued by Subsidiaries

        (a) On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

        (b) In June 2003, MEC issued $150 million of 8.55% convertible subordinated notes at par. The unsecured notes, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share and mature on June 15, 2010. The notes are redeemable, at MEC's option, in whole or in part at par plus accrued and unpaid interest at any time after June 15, 2008, and on and after June 2, 2006, if the closing price of MEC's Class A Subordinate Voting Stock exceeds 125% of the conversion price for at least 20 trading days in the previous 30 consecutive trading day period. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

        The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity and, in the case of the MEC notes, the value ascribed to the holders' conversion option is included in MEC's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.


    5.  Redemption of the 4.875% Convertible Subordinated Debentures

        In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

        On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

    6.  Acquisitions

        On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. The purchase price, net of cash acquired, was approximately $56 million and was previously funded by MEC through a cash advance to ORI of $23 million, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million. The results of operations of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003.

    7.  Capital Stock

        The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

        Class A Subordinate Voting and Class B Shares
         outstanding at June 30, 2003                                   95.7
        Stock options                                                    3.5
        --------------------------------------------------------------------
                                                                        99.2
        --------------------------------------------------------------------
        --------------------------------------------------------------------

        The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

    8.  Stock Based Compensation

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                                            Options outstanding
                                          -----------------------
                                                      Weighted
                                                       average      Number
                                            Number    exercise    of options
                                          of options    price     exercisable
            -----------------------------------------------------------------

            Outstanding at
             December 31, 2002             3,377,875   Cdn$89.19   1,958,375
            Granted                          320,000   Cdn$93.19      64,000
            Exercised                        (36,850)  Cdn$66.55     (36,850)
            -----------------------------------------------------------------
            Outstanding at March 31, 2003  3,661,025   Cdn$89.77   1,985,525
            Granted                           40,000   Cdn$93.17       8,000
            Exercised                        (64,150)  Cdn$68.46     (64,150)
            Cancelled                       (115,000)  Cdn$104.08    (41,000)
            -----------------------------------------------------------------
            Outstanding at June 30, 2003   3,521,875   Cdn$89.73   1,888,375
            -----------------------------------------------------------------
            -----------------------------------------------------------------


        (b) The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

            The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

            -----------------------------------------------------------------
            Risk free interest rate                                       5%
            Expected dividend yield                                    1.45%
            Expected volatility                                          24%
            Expected time until exercise                             4 years
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

            For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the six months and three months ended June 30, 2003 and 2002 would have been as follows:


            -----------------------------------------------------------------
                                   Six months ended      Three months ended
                                 June 30,    June 30,    June 30,    June 30,
                                    2003        2002        2003        2002
            -----------------------------------------------------------------

            Pro forma net
             income             $    332    $    303    $    172    $    157

            Pro forma earnings
             per Class A
             Subordinate
            Voting or Class B
             Share
               Basic            $   3.36    $   3.27    $   1.74    $   1.62
               Diluted          $   3.36    $   3.23    $   1.74    $   1.61
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            The weighted average fair value of options granted during the first six months of 2003 was Cdn$21.17 (2002 - Cdn$25.08).


    9. Segmented Information

                                 Six months ended           Six months ended
                                    June 30, 2003              June 30, 2002
    ---------------------------------------------   -------------------------

                                    Oper-   Fixed              Oper-   Fixed
                         Total     ating   assets,  Total     ating   assets,
                         sales    income      net   sales    income      net
    ---------------------------------------------   -------------------------

    Public Automotive
     Operations
      Decoma
       International
       Inc.            $  1,189 $    100 $    603 $  1,103 $    100 $    501
      Intier
       Automotive Inc.    2,164       67      501    1,875       74      438
      Tesma
       International Inc.   548       56      289      452       47      280

    Wholly Owned Automotive
     Operations
      Magna Steyr         1,044       12      482      943       15      377
      Other Automotive
       Operations         2,286      229    1,038    1,697      197      823

    Corporate and other     (75)     102    1,119      (53)      90      771
    ---------------------------------------------   -------------------------
    Total Automotive
     Operations           7,156      566    4,032    6,017      523    3,190
    MEC                     458       22      803      377       34      605
    ---------------------------------------------   -------------------------
    Total reportable
     segments          $  7,614 $    588    4,835 $  6,394 $    557    3,795
    Current assets                          5,222                      4,277
    Investments,
     goodwill and
     other assets                           1,464                        813
    ---------------------------------------------   -------------------------
    Consolidated total
     assets                              $ 11,521                    $ 8,885
    ---------------------------------------------   -------------------------
    ---------------------------------------------   -------------------------


                               Three months ended         Three months ended
                                    June 30, 2003              June 30, 2002
    ---------------------------------------------   -------------------------

                                    Oper-   Fixed              Oper-   Fixed
                         Total     ating   assets,  Total     ating   assets,
                         sales    income      net   sales    income      net
    ---------------------------------------------   -------------------------

    Public Automotive
     Operations
      Decoma
       International
       Inc.            $    612 $     55 $    603 $    588 $     60 $    501
      Intier
       Automotive Inc.    1,132       38      501      996       48      438
      Tesma
       International Inc.   279       31      289      241       26      280

    Wholly Owned
     Automotive
     Operations
      Magna Steyr           517        8      482      464        5      377
      Other Automotive
       Operations         1,160      120    1,038      881      101      823

    Corporate and other     (40)      51    1,119      (25)      49      771
    ---------------------------------------------   -------------------------
    Total Automotive
     Operations           3,660      303    4,032    3,145      289    3,190
    MEC                     188        -      803      128        2      605
    ---------------------------------------------   -------------------------
    Total reportable
     segments          $  3,848 $    303    4,835 $  3,273 $    291    3,795
    Current assets                          5,222                      4,277
    Investments,
     goodwill and
     other assets                           1,464                        813
    ---------------------------------------------   -------------------------
    Consolidated total assets            $ 11,521                   $  8,885
    ---------------------------------------------   -------------------------
    ---------------------------------------------   -------------------------


    10.    Subsequent Events

    (a) On July 7, 2003, the Company announced that, subject to shareholder approval, it proposes to distribute to its shareholders 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly-owned subsidiary of the Company. Prior to the distribution, MID will be reorganized to own substantially all the Company's automotive real estate and the Company's controlling interest in MEC. If the spin-off is approved, Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID and Magna will cease to have any interest in MID and MEC.

           As required by recent amendments to CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the Company is required to recognize an impairment loss, if any, related to the spin-off based on any excess of the Company's carrying value of the distributed assets over their fair values on the distribution date, which is currently expected to be August 29, 2003. This impairment evaluation will be completed at the date of distribution on an individual asset basis for the properties in the real estate business of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

           On the distribution date, the Company's shareholders' equity will be reduced by the carrying value of its net investment in MID. The reduction in shareholders' equity will consist of a charge to income for impairment in the value of the distributed assets, if any, and a direct charge to shareholders' equity for the excess of the net investment in MID over any impairment charge.

           At March 31, 2003, Magna's net investment in MID was $1,475 million. Magna's net investment in MID will be fixed effective June 30, 2003 and, as a result, there will be a payable to, or receivable from, MID created due to certain changes in Magna's net investment in MID during the period between June 30, 2003 and the effective date of the distribution.

    (b) On August 4, 2003, the Company delivered notice to Decoma that it will convert Cdn$150 million of Decoma Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares effective August 30, 2003. This share conversion will increase Magna's ownership interest in Decoma from 69% to 74%.

    (c) On August 6, 2003, the Company announced that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") have accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of U.S.$200 million, will commence on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on August 12, 2003 and ending on August 22, 2003.

    11.    Comparative Figures

           Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.